Filed by The Hain Food Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                   of the Securities and Exchange Act of 1934

                   Subject Company: The Hain Food Group, Inc.
                           Commission File No. 0-22818



           The Hain Food Group, Inc., a Delaware corporation ("Hain")
             and Celestial Seasonings, Inc., a Delaware corporation ("Celestial"), jointly prepared the following speaking points in connection with a conference call with financial analysts held on March 6, 2000:


Irwin's Speaking Points


o    Welcome

     o    Introductions of individuals - I am, Mo is, Steve is . . .

     o Express excitement for the merger as Hain, the leading natural and organic food company, and Celestial Seasonings, the preeminent US specialty tea company combine to create a true powerhouse

     o Outline the great opportunities that the merger will provide including:

          o    Strong Brands

          o    Distribution Synergies


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          o    Expanding market for natural foods

          o    All of which we'll talk about in more detail in a minute

o    Together, we see

     o    Long term growth opportunities

     o The merger establishes Hain's leading position in the major natural foods categories, giving Hain Celestial leadership in the top 3 categories, and propelling Hain into major shares in 13 of the top 15 categories

o    Terms of the agreement:

     o 1.265 shares of Hain common stock will be exchanged for each share of Celestial Seasonings stock

     o Transaction is valued at approximately $390 million, including the assumption of net debt

     o Accretive to EPS in the first year of combined operations, excluding non-recurring merger-related costs -- and accounted for as a pooling of interest

     o    Total combined pro-forma sales expected to be $430 million


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     o    Anticipate revenue synergies

     o In addition, pre-tax cost savings that are expected to total $5-$10 million over the next two years

     o The combined companies will benefit from increased market capitalization, enhanced credit and greater share float

o    Three main compelling reasons for the deal:

     (1) Bringing together great brands. Hain already has a major share in 12 of the top 15 categories, now moving into 13, and more importantly, leadership of top 3 categories

          o A combination of top brands such as Earth's Best Baby Food, Terra Chips, Health Valley products, West Soy, and Celestial Seasonings teas such as Sleepytime, Red Zinger and Tension Tamer teas

     (2)  Distribution Channels

          o Hain brings its experience in selling these brands to specialty natural food markets while Celestial brings great expertise in selling into the retail mass market. Combination is perfect for the future

          o Take advantage of Heinz's strength in foodservice and international to further leverage opportunities


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      (3)   Expanding Markets

          o This merger brings the two companies together, and positions the companies to take advantage of rapidly expanding markets such as:

               o    Health Foods

               o    Tea - especially Green and Wellness

               o    GMO-free

               o    Baby boomer desires

               o    Recently got back from CAGNY - great reception

               o    Given these factors, we will be a force in the industry

o    Future of Celestial

     o    Celestial will remain a wholly owned subsidiary

     o    Operating independently but under Hain ownership

     o Part of The Hain Celestial Group, of which I will be chairman, president, and CEO

     o Mo Siegel to become vice-chairman; to join Hain Board, as will 2 other Celestial directors


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     o    Now, going to turn it over to Mo . . .


Mo Siegel's Remarks


o    Thanks Irwin

o    Delighted with today's announcement, and with potential here

o We are bringing together 2 recognized leaders at a very exciting time for the entire natural and organic industry:

     o Explosive growth of sector - US natural and organic as a whole a $20 billion market, growing at 15-18% annually

          o especially in teas, with green and wellness, in which we are the share leader

     o This combination absolutely unlocks the potential for tea, especially with international and foodservice

     o On a wider level, our company will increase distribution of products into a wider variety of stores, at a time when cross-over of mass markets to natural foods is growing

     o In addition, we will have the largest R&D department in the natural food business. Gives us steady stream of new products in the future


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     o    Extremely enthusiastic about the merger as Hain, the leading natural and organic food company, and Celestial Seasonings, the preeminent US specialty tea company combine to create a true powerhouse

o Also believe that this is a great cultural fit -- we were not for sale as such, but Hain has such a terrific group of natural foods products, and such a good track-record of promoting growth for its brands, that The Hain Celestial Group was the best way to create value for our shareholders

o Very excited about working together to grow our business, using our great brands in an expanding market

     o A key way to do this will be by taking advantage of cross-fertilization opportunities in our distribution

     o    Steve will speak more about that, Steve . . .


Steve Hughes' Remarks


o    Thanks Mo.

o Irwin and Mo have told you about the transaction itself, and why it is a great deal


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o    It positions the Hain Celestial Group, with its great brands, at the forefront of a rapidly expanding market

o I want to outline how we intend to take advantage of the distribution synergies that we have

     o The merger will take advantage of the cross-fertilization of each company's distribution channels to expand the reach of both companies' brands

     o It combines Hain's strong natural foods brands with Celestial's leading market presence in the grocery, drug and mass market channel

o    Our combined distribution infrastructure includes

     o    Celestial Seasonings' 80% of sales through retail mass market channels

     o    Hain's 60% through natural food channels

     o Hain does 20% of business in grocery. There is tremendous opportunity for the Celestial marketing and sales team to drive the grocery distribution on brands like West brae, Earth's Best, Terra, and Health Valley

     o Celestial's success over the last 3 years crossing over green and wellness teas from the natural foods to the


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          grocery channel reflects the opportunity for the potential of the
          Hain's portfolio of brands in the grocery channel. The market is ready and the combination of Hain's brands and Celestial infrastructure is the ideal combination to insure Hain Celestial Group becomes the natural and organic food leader in the grocery channel

o As Irwin mentioned, Hain's alliance with Heinz will provide valuable benefits to The Hain Celestial Group

     o For us, it expands distribution of Celestial Seasonings' specialty teas through Heinz's international and foodservice channels

o Together, we will create the undisputed leader in natural and organic foods, with a market cap that exceeds $1 billion.


Irwin Simon's Closing Remarks


o    Summation

     o Re-stress excitement for the terrific transaction and the growth opportunities that it will bring for:

          o    The new company


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          o    Shareholders

          o    Employees

     o Ultimately, Hain is the fastest-growing publicly held food company; Celestial is the fastest-growing publicly held beverage company - combined we believe we will be the number one natural and organic food and beverage company in the world

Questions . . .

Statements made in this Document that state the intentions, beliefs, expectations or predictions of The Hain Food Group, Celestial Seasonings, Inc. or their respective managements for the future are forward-looking statements. It is important to note that actual results could differ materially from those projected in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in forward-looking statements is contained from time to time in filings of each of The Hain Food Group and Celestial Seasonings, Inc. with the U.S. Securities and Exchange Commission. Copies of these filings may be obtained by contacting The Hain Food Group or Celestial Seasonings, Inc. as applicable, or the SEC.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO (THE "JOINT PROXY STATEMENT/PROSPECTUS") WHICH WILL BE PREPARED BY THE HAIN FOOD GROUP AND CELESTIAL SEASONINGS, INC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN INFORMATION IMPORTANT TO INVESTORS. WHEN COMPLETED, THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE SHAREHOLDERS OF EACH COMPANY. COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FOR FREE BY CONTACTING THE HAIN FOOD GROUP OR CELESTIAL SEASONINGS, INC. OR AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

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